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18005874

SEC Mail Processing Section

MAR 01 2018

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-31475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. Seelaus & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Deforest Avenue Suite 304

(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karolina Pajdak 908 273 3011

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC

(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20 Bethlehem PA 18020

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Anneliese Mitnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Co., Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anneliese Seelaus Mitnick
Signature

Chief Executive Officer
Title

Notary Public

KAROLINA PAJDAK
Commission # 2333564
Notary Public, State of New Jersey
My Commission Expires
September 02, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. SEELAUS & CO., INC. & SUBSIDIARIES

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-31475

FOR THE YEAR ENDED
DECEMBER 31, 2017

(With Report of Independent Registered Public Accounting Firm)

R. SEELAUS & CO., INC. & SUBSIDIARIES

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of R. Seelaus & Co., Inc. and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of R. Seelaus & Co., Inc. and Subsidiaries as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. and Subsidiaries as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of R. Seelaus & Co., Inc. and Subsidiaries' management. Our responsibility is to express an opinion on R. Seelaus & Co., Inc. and Subsidiaries' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to R. Seelaus & Co., Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as R. Seelaus & Co., Inc. and Subsidiaries' auditor since 2017.

Bethlehem, Pennsylvania

February 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

R. SEELAUS & CO., INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 264,226
Receivables from clearing organizations	1,926,807
Receivables from non-customers	585,750
Securities owned, at fair value	2,411,635
Secured demand notes	620,000
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation	121,415
Intangible assets, net	2,119,639
Goodwill	1,822,943
Other assets	415,089
	$ 10,287,504

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 459,218
Accounts payable and accrued expenses	2,049,100
Other liabilities	3,827,645
	6,335,963
Commitments, contingencies and guarantees:	
Subordinated borrowings	620,000
Stockholders' equity:	
Common stock, no par value; 1,000,000 shares authorized, 193,844 voting and 24,660 non-voting shares issued and 171,053 voting and 24,660 non-voting shares outstanding, stated at $2.31 per share	504,744
Additional paid-in capital	871,409
Retained earnings	2,008,035
Treasury stock 22,791 shares, stated at $2.31 per share	(52,647)
Total stockholders' equity	3,331,541
	$ 10,287,504

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1: Organization and Nature of Business

R. Seelaus & Co. (the Company) organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company's customers are located throughout the United States, with offices in Summit, New Jersey and Boston, Massachusetts.

These financial statements were approved by management and available for issuance on February 28, 2018. Subsequent events have been evaluated through this date.

Note 2: Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. All investments as of December 31, 2017 are held at an outside location by a clearing organization.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2: Summary of Significant Accounting Policies (Continued)

Securities Transactions (Continued)

Traded securities consist principally of municipal and government obligations in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (see Note 8). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2017, there are no unrecognized tax benefits.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2: Summary of Significant Accounting Policies (Continued)

Syndicate Income

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities not issued, the Company expenses those costs.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Treasury Stock

The Company values treasury stock using the par value method under Guidelines FASB ASC 505-30-30-7 to 30-10.

Offsetting of Financial Assets and Liabilities

Financial assets and liabilities are offset and the net amount is reported on the statement of financial position, when there is a legally enforceable right to set off the recognized amount and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Goodwill and Intangible Assets

In accordance with U.S. GAAP for goodwill, impairment tests are performed annually as of December 31 and whenever events or circumstances make it more likely than not that impairment may have occurred. Goodwill is reviewed for impairment at the entity level.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 3: Acquisition

On March 2, 2017, Granite Springs Asset Management completed the acquisition of a Registered Investment Advisory firm, Sunnymeath Asset Management, Inc. The purchase price was valued at $3,977,645, of which $1,000,000 was paid on the closing date of the acquisition. The purchase price for the acquisition was funded through proceeds of a loan from a Company shareholder in the amount of $1,000,000 which is classified within other liabilities in the Consolidated Statement of Financial Condition. The acquisition was accounted for as a business combination using the acquisition method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of the acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill.

The following table summarizes the fair value of the net assets acquired as of the March 2, 2017 acquisition date:

Purchase Price Allocation	
Furniture, equipment, and leasehold improvements	$ 3,201
Customer Relationships	2,179,639
Net assets acquired before goodwill	2,182,840
Goodwill on acquisition	1,794,805
Net assets acquired	$ 3,977,645

The fair value of the customer relationships were estimated using the excess earnings method. Under the excess earnings method, an intangible asset's fair value is equal to the present value of the incremental after-tax cash flows attributable solely to the intangible asset over its remaining useful life.

The determination of Goodwill was recognized for the acquisition as the excess of the purchase price over the net assets recognized and represents the future economic benefits arising from other assets acquired for purposes of creating a standalone entity, which cannot be individually identified and separately recognized.

The acquisition includes a contingent consideration arrangement that requires additional consideration to be paid by the Company to the seller based on the future revenues attributable to the acquired business. The arrangement requires the Company to pay the seller a total purchase price of 2.75 times the first year's gross revenues of the acquired business, which is to be paid over the years 2017 through 2020. The arrangement also requires the Company to make future payments for a period of 10 years beginning in 2021 in an amount equal to 15% of the acquired Company's revenues for the prior year. The fair value of the contingent consideration recognized on the acquisition date of $2,977,645 was estimated by applying the income approach.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 3: Acquisition (Continued)

As of December 31, 2017, there were no changes in the recognized amounts or range of outcomes for the contingent consideration recognized as a result of the acquisition. The Company made a payment of contingent consideration in the amount of $150,000 during the year ended December 31, 2017, and the contingent consideration payable was $2,827,645 as of December 31, 2017, which is classified in other liabilities in the Consolidated Statement of Financial Condition.

Future repayments under the terms of the arrangement are expected as follows:

Years Ending December 31,	
2018	$ 595,114
2019	595,114
2020	445,114
2021	119,230
2022 and thereafter	1,073,073
	$ 2,827,645

As of December 31, 2017, the measurement period remains open to finalize areas primarily related to the valuation of the customer relationship and contingent consideration payable.

Note 4: Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 4: Fair Value Measurement (Continued)

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
State and municipal	$ -	$ 2,313,884	$ -	$ 2,313,884
Corporate debt	-	73,467	-	73,467
U.S government and agency	-	23,742	-	23,742
Other debt securities	542	-	-	542
Totals	$ 542	$ 2,411,093	$ -	$ 2,411,635

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased:				
State and municipal	$ -	$ -	$ -	$ -
Corporate debt	-	-	-	-
U.S government and agency	-	459,218	-	459,218
Other debt securities	-	-	-	-
Totals	$ -	$ 459,218	$ -	$ 459,218

To determine the fair value of the securities, market conditions are combined with descriptive information on all the individual securities, including interest rates, payment schedules, ratings, insurance status, call and put schedules and other relevant information. All of these become points in a "matrix" that influence the fair value of the securities.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 5: Receivables from Clearing Organization

The receivables from the clearing organization are commissions receivable.

Note 6: Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2017 are listed below:

Liability pursuant to secured demand note collateral agreement, 8% interest paid monthly through April 15, 2019 based on $225,000 balance.	$ 225,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 5.52% interest paid monthly through April 15, 2019.	145,000
Liability pursuant to secured demand note collateral agreement with a stockholder, 5% interest paid monthly through May 15, 2019.	250,000
	$ 620,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings approximates the carrying value.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 7: Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements are summarized as follows:

Furniture	$ 179,562
Office machinery and equipment	374,320
Leasehold improvements	55,725
	609,607
Less: Accumulated depreciation	(488,192)
	$ 121,415

Note 8: Goodwill and Other Intangible Assets, Net

The carrying value of intangible assets consists of the following at December 31, 2017:

Customer Relationships	2,179,639
Less: Accumulated amortization	(60,000)
	$ 2,119,639

The unamortized balance of intangible assets is estimated to be amortized as follows:

Years Ending December 31,	
2018	$ 72,655
2019	72,655
2020	72,655
2021	72,655
2022 and thereafter	1,829,019
	$ 2,119,639

Changes in the carrying amount of goodwill are detailed as follows:

Balance at December 31, 2016	$ 28,138
Acquisition	1,794,805
Balance at December 31, 2017	$ 1,822,943

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 9: Income Taxes

The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations. The Company is no longer subject to examination by taxing authorities for years prior to 2013.

Note 10: Commitments

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through May, 2020. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2018	$ 480,720
2019	423,728
2020	252,552
2021	-
2022 and thereafter	-
Total future minimum lease payments	$ 1,157,000

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2017, and were subsequently settled had no material effect on the financial statements as of that date.

In connection with the January 31, 2013 purchase of Granite Springs Asset Management, LLC (GSAM), the Company is contingently liable, through December 31, 2017, for payments on certain notes payable to the former members of GSAM.

The contingent payments are defined as 20% of the adjusted profits of GSAM, limited to total payments of $245,000 plus .0001% interest. Since the inception of the agreement, no payments have been due.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 11: Financial Instruments

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The fair value of the Company's subordinated borrowings approximates the fair value based on the current rates available to the Company for debt with substantially the same characteristics and maturities.

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2017, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2017.

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2017	
	Owned	Sold Not Yet Purchased
State and municipal obligations	$ 2,313,884	$ -
Corporate bonds, debentures, and notes	73,467	-
Obligations of U.S. government	23,742	459,218
Other securities	542	-
	$ 2,411,635	$ 459,218

When-Issued Securities

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 11: Financial Instruments (Continued)

When-Issued Securities

When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 12: Employee Benefit Plan

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest up to 100% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation.

Note 13: Related Party Transactions

As of December 31, 2017, the Company has a liability pursuant to a secured demand note collateral agreement with an individual related to the majority shareholder in the amount of $145,000 (see Note 6).

As of December 31, 2017, the Company has a liability pursuant to a secured demand note collateral agreement with an individual stockholder in the amount of $250,000 (see Note 6).

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 13: Related Party Transactions (Continued)

Seelaus is the sole member of Granite Springs Total Return GP, LLC which is the general partner of Granite Springs Total Return Master Fund, LP.

The Company entered into a loan arrangement with one of its shareholders as part of the financing of the Acquisition during 2017 in the amount of $1,000,000.

Note 14: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $3,373,149 which is $3,123,149 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2017 was .54 to 1.

Note 15: Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 16: Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	RSC Financial Products, LLC
Total assets	$ 29,530
Total liabilities	$ 104
Member equity	$ 29,426

The $29,426 of member equity of the broker-dealer subsidiary, RSC Financial Products, LLC. is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC rule 15c3-1.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 16: Consolidated Subsidiaries (Continued)

	Granite Springs Asset Management, LLC
Total assets	$ 3,976,835
Total liabilities	$ 5,052,643
Member equity	$ (1,075,808)

	Granite Springs Total Return GP, LLC
Total assets	$ 1
Member equity	$ 1

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of R. Seelaus & Co., Inc. and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of R. Seelaus & Co., Inc. and Subsidiaries as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. and Subsidiaries as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of R. Seelaus & Co., Inc. and Subsidiaries' management. Our responsibility is to express an opinion on R. Seelaus & Co., Inc. and Subsidiaries' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to R. Seelaus & Co., Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as R. Seelaus & Co., Inc. and Subsidiaries' auditor since 2017.

Bethlehem, Pennsylvania

February 28, 2018